Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Amendment No.2 to Form F-3 (No. 333-290696) of Raytech Holding Limited and its subsidiaries (collectively the “Company”) of our report dated July 30, 2024 included in this Company’s annual report on Form 20-F, relating to the audit of the consolidated balance sheets of the Company as of March 31, 2024, and the related consolidated statement of income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2024 and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
December 15, 2025	Certified Public Accountants
PCAOB ID: 1171